UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(D)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

REIS, INC.

(Name of Subject Company)

REIS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

75936P105

(CUSIP Number of Class of Securities)

Mark P. Cantaluppi

Vice President, Chief Financial Officer

Reis, Inc.

1185 Avenue of the Americas

New York, New York 10036

(212) 921- 1122

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Philip Richter, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

(212) 859-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Reis, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on September 13, 2018 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein, the “Schedule 14D-9”).

The Schedule 14D-9 relates to the tender offer by Moody’s Analytics Maryland Corp., a Maryland corporation (“Purchaser”) and a wholly-owned subsidiary of Moody’s Corporation, a Delaware corporation (“Moody’s”), to purchase all of the issued and outstanding shares of common stock, $0.02 par value per share (the “Shares”) of the Company. Purchaser offered, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 13, 2018, as it may be amended or supplemented from time to time (the “Offer to Purchase”), and the related Letter of Transmittal, as it may be amended or supplemented from time to time (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), to purchase all outstanding Shares at a price per Share of $23.00, to the holder in cash, without interest, less any applicable withholding taxes (the “Offer Price”). The Offer is described in a Tender Offer Statement on Schedule TO filed with the SEC on September 13, 2018 by Moody’s and the Purchaser (as it may be amended or supplemented from time to time, the “Schedule TO”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

The section entitled “Legal Proceedings” in Item 8 of the Schedule 14D-9, which was added in Amendment No. 1 to the Schedule 14D-9 filed on September 27, 2018, is hereby amended and restated as follows:

“Legal Proceedings

On September 25, 2018, a putative stockholder of the Company filed a putative class action lawsuit in the United States District Court for the Southern District of New York, captioned Scarantino v. Reis, Inc., et al., Case No. 1:18-CV-08780 (the “Action”). The Action names as defendants the Company, the individual members of the Company Board, Moody’s and Purchaser and alleges that the defendants violated the Securities Exchange Act of 1934 insofar as the Schedule 14D-9 filed by the Company on September 13, 2018 allegedly omits material information that purportedly renders the filing false and misleading. The Action seeks as relief, among other things, injunctive relief, rescissory damages, declaratory judgment, and an award of plaintiffs’ fees and expenses. Defendants believe that the Action and allegations contained therein are entirely without merit. If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.

On October 8, 2018, plaintiff filed a stipulation of dismissal of the Action based on his belief that the supplemental disclosures made by the Company in Amendment No. 3 to the Schedule 14D-9 filed on October 3, 2018 mooted his claims. It is expected that plaintiff’s individual claims will be dismissed with prejudice and his claims asserted on behalf of a purported class of Reis stockholders will be dismissed without prejudice. The stipulation notes that plaintiff’s counsel intends to assert a claim for mootness fees and expenses in connection with the Action and to seek court intervention if the parties cannot resolve such claim, and Defendants have reserved all rights in response.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

REIS, INC.

Dated: October 9, 2018	By:	/s/ Mark P. Cantaluppi
	Name:	Mark P. Cantaluppi
	Title:	Vice President, Chief Financial Officer